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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON. DC 20549
                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)

                          Alaska Apollo Resources Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
       ------------------------------------------------------------------
                         (Title of class of securities)

                                   011 900 602
       ------------------------------------------------------------------
                                 (CUSIP number)

                   Jayhead Investments Limited, 18 York Valley
                 Crescent, Willowdale, Ontario, Canada M2P lA7
                                  416- 486-8150
       ------------------------------------------------------------------
                 ( Name, address and telephone number of person
                authorised to receive notices and communications)

                                  March 7, 1997
           ---------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule-l (b) (3) or (4)) check the following box ___

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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CUSIP NO. 011 900 602                 13D              Page 2 of 8 Pages
          -----------                                       ------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          Jayhead Investments Limited.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                            (b)


 3    SEC USE ONLY

 4    SOURCE OF FUNDS*                WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(c)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION   Canadian

                                    SOLE VOTING POWER
      NUMBER OF
                           7        500,000
       SHARES

    BENEFICIALLY
                           8        SHARED  VOTING POWER
                                    1,013,000
      OWNED BY

        EACH               9        SOLE DISPOSITIVE POWER
                                    500,000
      REPORTING

     PERSON WITH          10        SHARED  DISPOSITIVE POWER
                                    1,013,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,513,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (ll) EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (ll)
                         14.3%

14   TYPE OF REPORTING PERSON           CO.


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CUSIP NO. 011 900 602                 13D              Page 3 of 8 Pages
          -----------                                       ------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                Morton J Glickman

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                            (b)


 3    SEC USE ONLY

 4    SOURCE OF FUNDS*                WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(c)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION   Canadian

                                    SOLE VOTING POWER
      NUMBER OF
                           7        500,000
       SHARES

    BENEFICIALLY
                           8        SHARED  VOTING POWER
                                    1,013,000
      OWNED BY

        EACH               9        SOLE DISPOSITIVE POWER
                                    500,000
      REPORTING

     PERSON WITH          10        SHARED  DISPOSITIVE POWER
                                    1,013,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,513,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (ll) EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (ll)
                         14.3%

14   TYPE OF REPORTING PERSON           IN

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PAGE 4 OF 8


CUSIP  NO         011 900 602


ITEM 1.      SECURITY AND ISSUER

Common Stock, no par value.


Alaska Apollo Resources, Inc ( Alaska Apollo )
131 Prosperous Place - Suite 17A
Lexington, KY  40509-1800


Item 2.      Identity and Background


(a)               Name :       Jayhead Investments Limited.

(b)               Business :   18 York Valley Crescent
                               Willowdale, Ontario
                               Canada M2P lA7

(c) The principal business of Jayhead is investing in and holding securities and real estate properties. The address of Jayhead's principal business is the address given in Item (2) above.

(d) During the past five years Jayhead has not been convicted in a criminal proceeding excluding traffic violations and similar misdemeanours.

(e) During the past five years Jayhead has not been a party top a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding was or is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state security laws, or (ii) finding any violations with respect to such laws.

(f)               Jayhead is a Ontario Corporation.

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PAGE 5 OF 8


ITEM 3.       Source and Amount of Funds or Other Considerations.

                  Jayhead's holdings in Alaska Apollo were purchased by conversion of a loan in the amount of $75,000 into a warrant for 500,000 shares of Alaska Apollo common stock.

Item 4.       Purpose of Transaction.

                  Jayhead acquired the securities as an investment in the ordinary course of its business.

Item 5.       Interest in the security of the Issuer.

(a) Jayhead owns 500,000 warrants to acquire 500,000 shares of common stock of the Issuer named in Item (1) above. Jayhead has an interest in 1,013,000 shares of Alaska Apollo common stock owned by Alaska Investments in which Jayhead has an interest of 34% percent.

(d)               Morton Glickman is the president and sole officer of Jayhead.

(e)               not applicable.


Item 6. Contracts, Arrangement, Undertakings, or Relationships with respect to securities of the Issuer.

                  Jayhead is not a party to any contracts, arrangements, understandings, or relationships with respect to the securities of Alaska Apollo. Jayhead is an affiliate of Alaska Investments Limited in which it owns a 34%

Item 7.       Material to be filed as Exhibits.

                  A joint filing statement is being filed as an exhibit to the
                  Schedule 13D.
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PAGE 6 OF 8


Item 2-6 inclusive for Morton Glickman.

Item 2.      Identity and Background.

(a)          Name :                Morton Glickman

(b)          Business Address :    18 York Valley Crescent
                                   Willowdale, Ontario
                                   Canada M2P lA7

(c) Morton Glickman, an investor in real estate and securities. He is the sole shareholder, sole director, president, treasurer, and secretary of Jayhead.

(d) During the past five years Morton Glickman has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours.)

(e) During the past five years Morton Glickman has not been a party top a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding was or is a subject of a judgment, decree, or final order enjoining any future violations of, or prohibiting or mandating activities subject to federal or any violation with respect to such laws.

(f)               Canadian citizen.

Item 3.      Source and Amount of Funds or Other Considerations.

                  Jayhead used working capital as the source of funds for its investment in Alaska Apollo.

Item 4.      Purpose of Transaction.

                  Jayhead acquired the securities as an investment in the ordinary course of its business.

Item 5.      Interest in the Securities of the Issuer.

(a) Jayhead owns 500,000 warrants to acquire 500,000 additional shares of stock of the issuer at a price of $ 0.125 per share. Jayhead owns 34% of Alaska Investments which owns 1,013,000 shares of Alaska Apollo

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PAGE 7 OF 8


(b) Jayhead has sole voting power and sole dispositive power with respect to such holdings of the 500,000 warrants to buy an additional 500,000 shares of Alaska Apollo. Jayhead has a shared voting power and shared dispositive power for an additional 1,013,000 shares of Alaska Apollo by its holding of a 34% interest in Alaska Investments Limited which owns 1,013,000 shares of Alaska Apollo.

(c)               n/a

(d) Jayhead is controlled by Morton Glickman, its sole director, president, treasurer, and secretary.

(e)               not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  Morton Glickman is not a party to any contracts, arrangements, understandings, or relationships with respect to securities of Alaska Apollo.


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page 8 of 8



Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete, and correct.


Date:   April 7, 1997.


Jayhead Investments Limited


/s/ Morton J. Glickman
-----------------------------
By  Morton J Glickman
President




Morton J Glickman.




/s/  Morton J. Glickman
-----------------------------
By:  Morton J Glickman